New Design Cabinets

3313 N. 83rd Place

Scottsdale, AZ 85251

(602)679-6699

August 31, 2005

To:	Anita Karu
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20002

Re:	New Design Cabinets, Inc.
Amendment No. 3 to Registration Statement on Form SB-2
File No.: 333-124060
Filed August 11, 2005

Dear Ms. Karu:

The following are the Company's responses and revisions to its filing pursuant to your letter dated August 19, 2005:

Management's Discussion and Plan of Operations, page 15

1.

Please refer to comment 3 in out letter dated August 1, 2005, which generally asked you to disclose a specific business plan for the next twelve months commensurate with a development stage company.  To eliminate any suggestion that you are a black check company - given your lack of any products, assets, and revenues - please disclose that you will not engage in a reverse acquisition with an operating company for the next twelve months.

The company does not intend to engage in a merger or acquisition, reverse or otherwise in the foreseeable future.  In light of this, the following disclosure has been added to the sections "Description of Business," on page 14, and "Management's Discussion and Plan of Operation," on page 17:

NDCI's business plan and strategies do not anticipate or contemplate that it will engage in any merger, reverse merger or acquisition with an unidentified company or companies, or other entity or persons during the twelve months following the close of this offering and we have no present intent to engage in such activities.

Thank you for your expedient and diligent review of this file.  If any further questions or comments should arise, feel free to contact Wendy Miller, corporate counsel, at (949) 400-8913.

Sincerely,

/s/ Kenneth P. Laurent

Kenneth P. Laurent

President

New Design Cabinets, Inc.

Attachments:

Form SB-2 amendment 4, marked